MAG SILVER CORP. (An exploration stage company) Interim Unaudited Consolidated Financial Statements For the three and nine months ended September 30, 2010 Dated: November 10, 2010

A copy of this report will be provided to any shareholder who requests it.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets (Unaudited)

(expressed in Canadian dollars)	September 30, 2010	December, 31, 2009

ASSETS

CURRENT
Cash	$ 46,507,043	$ 26,803,652
Accounts receivable (Note 3)	2,213,064	2,033,518
Interest receivable	40,981	9,116
Marketable securities (Note 4)	325,118	13,399
Prepaid expenses	178,054	91,300
TOTAL CURRENT ASSETS	49,264,260	28,950,985
EQUIPMENT AND LEASEHOLDS (Note 5)	137,024	149,070
INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (Note 6)	11,259,768	8,610,350
MINERAL RIGHTS (Note 7)	7,108,126	7,509,214
DEFERRED EXPLORATION COSTS (Note 7)	45,002,499	37,433,919
TOTAL ASSETS	$ 112,771,677	$ 82,653,538

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 2,149,201	$ 1,076,606

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding at September 30, 2010 - 54,743,895
common shares (Dec. 31, 2009 - 49,316,569)	143,561,932	107,614,849
Contributed surplus	11,916,931	11,177,518
Accumulated other comprehensive loss	(1,516,857)	(1,790,132)
Deficit accumulated during the exploration stage	(43,339,530)	(35,425,303)
TOTAL SHAREHOLDERS' EQUITY	110,622,476	81,576,932
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 112,771,677	$ 82,653,538
CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 14)

See accompanying notes to the unaudited consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss (Unaudited)
(expressed in Canadian dollars)

	For the	For the	For the	For the
	three month	three month	nine month	nine month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009

EXPENSES
Accounting and audit	$ 116,368	$ 83,719	$ 371,454	$ 247,734
Amortization	14,060	8,585	40,027	25,757
Filing and transfer agent fees	29,453	3,121	135,034	192,712
Foreign exchange loss	83,138	494,153	114,778	481,065
General office and property investigation	164,746	156,547	529,761	752,292
Legal	948,890	166,713	1,687,449	2,656,871
Management and consulting fees	493,587	207,506	1,012,858	974,267
Mineral property costs written off (Note 7)	2,046,937	46,356	2,046,937	3,687,927
Shareholder relations	37,270	137,844	226,935	596,082
Stock compensation expense	568,067	-	1,727,468	1,260,945
Travel	38,510	46,721	245,260	214,038
	4,541,026	1,351,265	8,137,961	11,089,690
INTEREST INCOME	120,698	66,949	191,534	258,913
GAIN ON WARRANT MARK-TO-MARKET (Note 4)	32,200	-	32,200	-
NET LOSS FOR THE PERIOD	$ (4,388,128)	$ (1,284,316)	$ (7,914,227)	$ (10,830,777)

OTHER COMPREHENSIVE LOSS
CURRENCY TRANSLATION ADJUSTMENT	(127,107)	(832,915)	143,756	(843,311)
UNREALIZED GAIN ON MARKETABLE
SECURITIES	127,391	3,303	129,519	9,130
COMPREHENSIVE LOSS FOR THE PERIOD	$ (4,387,844)	$ (2,113,928)	$ (7,640,952)	$ (11,664,958)

BASIC AND DILUTED LOSS PER SHARE	$ (0.08)	$ (0.03)	$ (0.15)	$ (0.22)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	54,587,216	49,252,564	52,163,887	49,234,904

See accompanying notes to the unaudited consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Unaudited )
(expressed in Canadian dollars)					Deficit
				Accumulated	accumulated
	Common shares			other	during the	Total	Total
	without par value		Contributed	comprehensive	exploration	Deficit	shareholders'
	Shares	Amount	Surplus	loss ("AOCL")	stage	and "AOCL"	equity
Balance, December 31, 2008	49,155,566	107,023,016	9,583,860	(1,027,690)	(21,935,093)	(22,962,783)	93,644,093
Stock options exercised	161,003	591,833	(210,806)	-	-	-	381,027
Stock compensation expense	-	-	1,804,464	-	-	-	1,804,464
Translation adjustment	-	-	-	(771,725)	-	(771,725)	(771,725)
Unrealized gain on marketable
securities	-	-	-	9,283	-	9,283	9,283
Net loss	-	-	-	-	(13,490,210)	(13,490,210)	(13,490,210)
Balance, December 31, 2009	49,316,569	107,614,849	11,177,518	(1,790,132)	(35,425,303)	(37,215,435)	81,576,932
Issued for cash (Note 8 (a))	4,603,500	33,148,722	-	-	-	-	33,148,722
Stock options exercised	823,826	2,798,361	(988,055)	-	-	-	1,810,306
Stock compensation expense	-	-	1,727,468	-	-	-	1,727,468
Translation adjustment	-	-	-	143,756	-	143,756	143,756
Unrealized gain on marketable
securities	-	-	-	129,519	-	129,519	129,519
Net loss	-	-	-	-	(7,914,227)	(7,914,227)	(7,914,227)
Balance, September 30, 2010	54,743,895	$ 143,561,932	$ 11,916,931	$ (1,516,857)	$ (43,339,530)	$ (44,856,387)	$ 110,622,476

See accompanying notes to the unaudited consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows (Unaudited)
(expressed in Canadian dollars)
	For the	For the	For the	For the
	three month	three month	nine month	nine month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
OPERATING ACTIVITIES
Net loss for the period	$ (4,388,128)	$ (1,284,316)	$ (7,914,227)	$ (10,830,777)
Items not involving cash:
Amortization	14,060	8,583	40,027	25,756
Gain on warrant mark-to-market (Note 4)	(32,200)	-	(32,200)	-
Mineral property costs written off (Note 7)	2,046,937	46,356	2,046,937	3,687,927
Non-cash stock compensation expense	568,067	-	1,727,468	1,260,945
Changes in operating assets and liabilities
Accounts receivable	347,153	1,057,577	(179,546)	(114,414)
Interest receivable	(13,764)	1,668	(31,865)	72,934
Prepaid expenses	(11,537)	33,666	(86,754)	(4,917)
Accounts payable and accrued liabilities	297,428	(1,390,790)	201,995	(328,558)
	(1,171,984)	(1,527,256)	(4,228,165)	(6,231,104)

INVESTING ACTIVITIES
Purchase of marketable securities (Note 4)	(150,000)	-	(150,000)	-
Purchase of equipment and leasehold improvements	(9,041)	-	(27,981)	(14,239)
Investment in Juanicipio Joint Venture	(1,028,417)	(34,631)	(2,505,662)	(1,145,627)
Mineral rights	(96,153)	(558,438)	(319,733)	(1,537,943)
Deferred exploration costs	(3,033,339)	(2,885,951)	(8,024,096)	(13,169,566)
	(4,316,950)	(3,479,020)	(11,027,472)	(15,867,375)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	705,130	74,340	1,810,306	327,315
Issuance of common shares, net of share issue costs	(22,294)	-	33,148,722	-
	682,836	74,340	34,959,028	327,315

INCREASE (DECREASE) IN CASH	(4,806,098)	(4,931,936)	19,703,391	(21,771,164)
CASH, BEGINNING OF PERIOD	51,313,141	35,423,333	26,803,652	52,262,561
CASH, END OF PERIOD	$ 46,507,043	$ 30,491,397	$ 46,507,043	$ 30,491,397

See accompanying notes to the unaudited consolidated financial statements.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

1.

CONTINUING OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007, the Company moved to the TSX.  Unless the context requires otherwise, references in these consolidated financial statements to the Company include the subsidiaries of the Company whose financial results are consolidated in these financial statements.

The Company is an exploration and predevelopment company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2009. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2009, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at September 30, 2010 and results of its operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation. All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at September 30, 2010 is Minera Los Lagartos, S.A. de C.V. (“Lagartos”) which holds several properties in Mexico.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

The Company’s 44% interest in the Juanicipio Joint Venture (Note 6) is recorded using the equity method.

Recent Accounting Pronouncements

(i)

Convergence with International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at the January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure. The Company has not yet fully determined the impact of the IFRS transition, if any, on the consolidated results. The Company is in the process of planning for IFRS convergence and has started the evaluation of the differences between IFRS and the Company’s accounting policies and the assessment of the various alternatives available for first time adoption of IFRS.

(ii)

Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

3.

ACCOUNTS RECEIVABLE

	September 30, 2010	Dec. 31, 2009
Goods and services tax recoverable	86,001	$ 45,239
Mexican value added tax ("IVA") recoverable	1,925,063	1,493,337
Other	202,000	494,942
	$ 2,213,064	$ 2,033,518

4.

MARKETABLE SECURITIES

At September 30, 2010, the Company holds the following marketable securities:

			September 30, 2010		Dec. 31, 2009
				Accumulated
		Number of		Unrealized
		Shares	Cost	Gains	Fair Value	Fair Value
Available-for-sale securities
Fresnillo PLC	(1)	1,000	$ 10,570	$ 9,548	$ 20,118	$ 13,399
Canasil Resources Inc. Common Shares	(2)	1,500,000	147,200	122,800	270,000	-
			157,770	132,348	290,118	13,399
Held for Trading
Canasil Resources Inc. Warrants	(2)	750,000	2,800	32,200	35,000	-
			2,800	32,200	35,000	-

			$ 160,570	$ 164,548	$ 325,118	$ 13,399

(1) In 2008, the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. De C.V. (Note 6).

(2) During the three months ended September 30, 2010, the Company acquired, by way of private placement, 1.5 million units of Canasil Resources Inc. (“Canasil”) as required under the Esparanza Option agreement (Note 7), for total consideration of $150,000.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.15 until August 27, 2011.

During the nine months ended September 30, 2010 the Company recognized an unrealized gain of $129,519 ($9,283 for the year ended December 31, 2009) in other comprehensive loss on the above marketable securities designated as available-for-sale instruments.

During the nine months ended September 30, 2010 the Company recognized an unrealized gain of $32,200 (Nil for the year ended December 31, 2009) in the statement of operations on the above marketable securities designated as held for trading instruments.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

5.

EQUIPMENT AND LEASEHOLDS

September 30, 2010
		Accumulated	Net book
	Cost	depreciation	value
Computer equipment	$ 142,408	$ 80,962	$ 61,446
Field equipment	$ 162,018	92,190	69,828
Leasehold improvements	7,666	1,916	5,750
	$ 312,092	$ 175,068	$ 137,024

December 31, 2009
		Accumulated	Net book
	Cost	depreciation	value

Computer equipment	$ 133,367	$ 63,123	$ 70,244
Field equipment	150,744	71,918	78,826
	$ 284,111	$ 135,041	$ 149,070

Equipment is recorded at cost and is amortized on the declining balance basis at the following annual rates:

Computer equipment and software

 30%

Field equipment

 30%

Leasehold improvements are recorded at cost and depreciated on a straight-line basis over the term of the lease.

6.

INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V.

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US$5,000,000 of exploration on the property over four years and Peñoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

Effective December 31, 2007 the Company concluded that the functional currency of Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the shareholders which were denominated in pesos. The Company translates its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders’ equity, until there is a realized reduction in the net investment.

The Company owns a 44% interest in Minera Juanicipio. The Company’s historical investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	Sept. 30, 2010	Dec. 31, 2009
Camp costs	$ 9,419	$ 13,957
Geological	87,575	184,109
Geophysical		2,835
Gov't fees and licenses	15,832	9,986
Travel	3,230	13,124
Site administration	15,078	6,397
Cash contributions to the Minera Juanicipio	2,374,528	984,920
Total for the current period	2,505,662	1,215,328
Balance, beginning of year	8,610,350	8,166,747
	$ 11,116,012	$ 9,382,075
Translation adjustment	143,756	(771,725)
Balance, end of year	$ 11,259,768	$ 8,610,350

Summary of the Unaudited Interim Financial Statements of Minera Juanicipio:

At September 30, 2010 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 14 million pesos ($1,145,300), value added taxes recoverable and other receivables in the amount of 8.8 million pesos ($714,800) and mineral, surface rights and exploration expenditures in the amount of 272.3 million pesos ($22.2 million).  Payables to Peñoles and other vendors for exploration work amounted to 1.3 million pesos ($106,300) while shareholders equity was 293.8 million pesos ($24.0 million).

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

	Three month period ended September 30, 2010
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Acquisition costs of mineral &
surface rights
Bal., beginning of period	$ 1,422,672	$ 86,490	$ 3,030,905	$ -	$ 133,954	$ 3,058,773	$ 7,732,794
Incurred during period	-	-	20,745	50,000	(245)	25,653	96,153
Less amounts written off	-	-	-	-	-	(720,821)	(720,821)
Balance, end of period	$ 1,422,672	$ 86,490	$ 3,051,650	$ 50,000	$ 133,709	$ 2,363,605	$ 7,108,126

Deferred exploration costs
Camp costs	$ 2,773	$ 11,778	$ 83,647	$ 524	$ -	$ 24,311	$ 123,033
Drilling	8,233	-	1,222,363	-	-	156,369	1,386,965
Geochemical	564	2,104	116,108	257	-	16,812	135,845
Geological	8,461	42,679	332,530	5,857	2,024	62,902	454,453
Geophysical	-	-	200,234	-	-	-	200,234
Gov't fees and licenses	6,130	167,597	33,758	2,866	3,487	114,414	328,252
Metallurgical	-	-	42,832	-	-	-	42,832
Site administration	4,140	2,142	16,145	52	-	3,739	26,218
Travel	2,136	3,015	18,630	-	40	3,495	27,316
Transport and shipping	1,518	2,161	19,404	-	-	1,379	24,462
	33,955	231,476	2,085,651	9,556	5,551	383,421	2,749,610
Bal., beginning of period	5,094,331	10,239,239	23,316,813	-	12,323	4,916,299	43,579,005
Less amounts written off	-	-	-	-	-	(1,326,116)	(1,326,116)
Balance, end of period	$ 5,128,286	$ 10,470,715	$ 25,402,464	$ 9,556	$ 17,874	$ 3,973,604	$ 45,002,499

			Nine month period ended September 30, 2010
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Acquisition costs of mineral & surface rights

Bal., beginning of year	$ 1,422,672	$ 86,490	$ 3,003,721	$ -	$ -	$ 2,996,331	$ 7,509,214
Incurred during period	-	-	47,929	50,000	133,709	88,095	319,733
Less amounts written off	-	-	-	-	-	(720,821)	(720,821)
Balance, end of period	$ 1,422,672	$ 86,490	$ 3,051,650	$ 50,000	$ 133,709	$ 2,363,605	$ 7,108,126

Deferred exploration costs
Camp costs	$ 21,450	$ 30,259	$ 295,875	$ 524	$ -	$ 56,643	$ 404,751
Drilling	16,070	327	4,788,503	-	-	157,789	4,962,689
Geochemical	2,989	4,421	878,806	257	-	25,431	911,904
Geological	82,514	146,861	1,020,278	5,857	9,572	127,260	1,392,342
Geophysical	-	-	200,846	-	204	-	201,050
Gov't fees and licenses	13,264	363,213	62,849	2,866	7,352	236,614	686,158
Metallurgical	-	-	74,146	-	-	-	74,146
Site administration	15,327	5,344	51,528	52	706	9,389	82,346
Travel	13,091	7,847	59,008	-	40	11,003	90,989
Transport and shipping	8,867	4,708	69,495	-	-	5,251	88,321
	173,572	562,980	7,501,334	9,556	17,874	629,380	8,894,696
Bal., beginning of year	4,954,714	9,907,735	17,901,130	-	-	4,670,340	37,433,919
Less amounts written off	-	-	-	-	-	(1,326,116)	(1,326,116)
Balance, end of period	$ 5,128,286	$ 10,470,715	$ 25,402,464	$ 9,556	$ 17,874	$ 3,973,604	$ 45,002,499

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

(a)

      Don Fippi (Batopilas) Property

The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To September 30, 2010, the Company has incurred $5,128,286 in exploration costs on the property.

(b)

Lagartos Properties

The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest (“Lagartos NW”) and southeast (“Lagartos SE”) of the Juanicipio property. To September 30, 2010, the Company has incurred $1,487,507 in exploration costs on the Lagartos NW property and $8,983,208 in exploration costs on the Lagartos SE property.

(c)

Cinco de Mayo Property

Under the terms of an agreement dated February 26, 2004, the Company has acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty, in exchange for cash and share payments together worth US$1,000,000 and exploration expenditures of US$1,000,000 by July 26, 2009.  To September 30, 2010, the Company has paid $1,057,575 (US$900,000) in cash, issued 165,670 common shares at a value of $266,630 and has incurred $25,402,464 in exploration expenditures.

During the year ended December 31, 2008, the Company acquired a 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.

During the year ended December 31, 2009, the Company acquired a 100% interest in certain mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $445,198 for these mining concessions.

During the year ended December 31, 2009, the Company purchased surface rights in the Cinco de Mayo area for $789,253.

During the quarter ended September 30, 2010, the Company entered into an option agreement to earn a 100% interest in three additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$20,000 upon executing the agreement, and in order to earn its 100% interest, the Company must pay an additional US$90,000 for these mining concessions, in stages through 2015.

(d)

Esperanza

During the quarter ended September 30, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and to earn its 60% interest the Company must make additional cash payments of $450,000 in stages to September 1, 2013 and incur exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and expenditures of CAD$750,000.  To September 30, 2010, the Company had incurred $9,556 in exploration costs.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

Under the terms of the agreement, MAG also agreed to acquire 1,500,000 units of Canasil at $0.10 per unit for a gross cost of $150,000, which closed on August 27, 2010 (see Note 4).  Each unit consisted of one common share of Canasil and one-half of one share purchase warrant (a “Warrant”), with each full Warrant entitling MAG to purchase one Canasil common share at a price of $0.15 prior to August 27, 2011. If, beginning six months following the closing, the price of Canasil’s shares equals or exceeds $0.30 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days’ written notice to MAG.  Under the terms of the agreement, the Company is required to further subscribe to a second private placement of $200,000 in Canasil shares prior to August 27, 2011.

(e)

Mojina Property

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  Under the terms of the agreement, the Company paid US$35,000 ($35,788) upon signing the agreement and an additional US$65,000 ($64,950) on April 14, 2010.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling $960,000 through 2015 and incur cumulative exploration expenditures totalling $2,500,000 over five years to 2015. To September 30, 2010, the Company has completed $17,874 in exploration costs.  On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned properties.

(f)

Other Properties

Other properties consist of the Zacatecas claims, the Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, the Guigui claim options and the San Ramone claim options.  As at September 30, 2010, the Company has capitalized $2,363,605 in acquisition costs on other properties in Mexico.  To September 30, 2010, the Company has incurred $3,973,604 in exploration costs on these properties.

During the quarter ended September 30, 2010, the Company entered into two option agreements to earn a 100% interest in two additional mining concessions adjacent to the Company’s Camino Duro property. The Company paid US$25,000 ($25,769) upon executing the agreements, and to earn its 100% interest the Company is required to pay an additional total of US$135,000 for these mining concessions, in stages through August 2013.

The Company is required to make a cash payment of US$750,000 in July 2014 and incur another US$2,750,000 in exploration expenditures on the San Ramone claims by July 14, 2013, in order to maintain its acquisition rights under the San Ramone agreement.

The Company had previously entered into two option agreements to earn a 100% interest in three concessions comprising the Salemex claims.  One of the option agreements is with a company with a common director. To date, the Company incurred $1,326,116 in exploration costs on the property, but exploration results failed to meet the Company’s criteria for maintaining the option. As a result, during the period ended September 30, 2010, acquisition costs of $720,821 and deferred exploration costs of $1,326,116 were written off.  The Company is in the process of providing termination notice to the vendors, but under the terms of the option agreements, is required to make an option payment of US$150,000 in November 2010 and is required to pay approximately $7,300 in 2011 land taxes on these claims.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

8.

SHARE CAPITAL

(a)

Issued and outstanding

At September 30, 2010, there were 54,743,895 shares outstanding.

On May 18, 2010, the Company closed a brokered private placement for 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission of $1,760,839 to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $307,213.

During the nine month period ended September 30, 2010, 823,826 stock options were exercised for cash proceeds of $1,810,306.

During the year ended December 31, 2009, 161,003 stock options were exercised for cash proceeds of $381,027.

(b)

Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on June 22, 2010 the Shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan”) which fixed the maximum number of stock options that may be granted under the Plan to 5,453,839.

The following table summarizes the Company’s options:

		Period ended	Weighted	Year ended	Weighted
		September 30	average	Dec. 31,	average
		2010	exercise price	2009	exercise price
Balance outstanding, beginning of year		3,881,341	$ 6.53	3,312,407	$ 6.59
Activity during the period
Options granted	(1)	775,000	7.46	761,125	5.68
Options forfeited		(73,375)	7.84	(31,188)	13.50
Options exercised		(823,826)	2.20	(161,003)	2.37
Balance outstanding,end of period		3,759,140	$ 7.65	3,881,341	$ 6.53

(1)  Included in options granted for the nine month period ended September 30, 2010, are stock options to purchase 200,000 Common Shares at a price of $8.15 that were granted to a new senior officer of the Corporation.  These options were granted as “Inducement Options” outside of the Company’s Plan as an inducement to the new executive officer to join the Corporation, and did not require shareholder approval.  The Inducement Options vest on March 1, 2010 (six months after the date of grant) and expire on September 1, 2015.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

The following table summarizes options outstanding and exercisable as at September 30, 2010:

	Number	Number	Weighted average	Weighted
	outstanding at	exercisable at	remaining	average
Exercise	September 30,	September 30,	contractual life	exercise
price	2010	2010	(years)	price
$ 1.00	60,000	60,000	0.17
2.00	50,000	50,000	0.71
2.46	90,000	90,000	0.81
3.00	305,000	305,000	0.35
3.12	6,000	6,000	0.92
3.56	13,000	13,000	0.47
4.04	60,000	60,000	0.50
5.32	205,584	205,584	3.73
5.36	448,000	448,000	1.20
5.54	308,485	308,485	3.56
6.32	179,057	179,057	4.21
6.87	50,000	50,000	4.42
6.95	185,000	185,000	4.90
7.42	340,000	340,000	4.49
7.56	35,000	35,000	1.32
8.15	200,000	-	4.90
8.80	200,000	200,000	1.40
9.40	45,000	45,000	1.50
10.01	233,389	233,389	2.75
12.91	270,625	270,625	2.37
14.15	425,000	425,000	2.04
14.70	50,000	50,000	1.84
	3,759,140	3,559,140	2.58	$ 7.65

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.

During the nine month period ended September 30, 2010, the Company granted 775,000 stock options, (September 30, 2009 – 552,142) and recorded $1,727,468 (September 30, 2009 – $1,260,945) of compensation expense relating to stock options vested to employees and consultants in the period.  The stock-based compensation expense for the period ended September 30, 2010 (and September 30, 2009) was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 56% (September 30, 2009 – 62%), an annual risk free interest rate of 2.21% (September 30, 2009 – 1.93%) and expected lives of three years.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

9.

CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at September 30, 2010, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

10.

FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)

Cash

In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

(iii)

Derivative financial instruments

As at September 30, 2010, the Company has share purchase warrants included in marketable securities that are classified as derivatives and marked-to-market each reporting period. By holding these warrants, the Company is inherently exposed to various risk factors including market price risk and liquidity risk.

(iv)

Mexican value added tax

As at September 30, 2010, the Company had a receivable of $1,925,063 from the Mexican government for value added tax. Although full recovery is expected by management, recoveries to date have been intermittent.

The Company’s maximum exposure to credit risk at September 30, 2010 is as follows:

	September 30, 2010	Dec. 31, 2009
Cash (in Mexico)	$ 317,805	$ 30,925
Accounts Receivable (Mexican Government)	1,925,063	1,493,337
	$ 2,242,868	$ 1,524,262

(b)

Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)

Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's results from operations are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise limited amounts of cash, value added taxes receivable, Investment in Minera Juaniciopio, and accounts payable and accrued liabilities denominated in Mexican pesos and United States dollars. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  Appreciation in the Mexican peso or the United States dollar against the Canadian dollar will increase the Company’s cost of operations. A decrease in the United States dollar or the Mexican peso against the Canadian dollar will result in a loss to the extent that the Company holds net monetary assets in either currency. The Company is also exposed to inflation risk in Mexico.

The most significant foreign exchange impact on the Company’s net income is the translation of foreign currency based earnings into Canadian dollars in each reporting period. All of the Company’s foreign subsidiaries report their operating results in currencies other than the Canadian dollar. Therefore, exchange rate movements in the Mexican peso relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

The sensitivity of the Company's net loss and other comprehensive loss for the period ended September 30, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as the increase in the net loss and comprehensive loss for each 10% appreciation in the Canadian dollar:

Net Loss	$ 110,411
Other comprehensive loss	1,057,282
Comprehensive loss	$ 1,167,693

A 10% depreciation in the Canadian dollar against the Mexican peso would have a similar decrease in net loss.

 (d)

Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income in 2010 and an increase in interest rates would result in higher relative interest income in 2010.

11.

FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, interest receivable, marketable securities including warrants, and accounts payable and accrued liabilities. The carrying values of cash, accounts receivable, interest receivable, and accounts payable and accrued liabilities reported in the consolidated balance sheet approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

The fair value of held for trading warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

There were no financial instruments fair valued within Level 3 of the fair value hierarchy as at September 30, 2010.

12.

SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.

RELATED PARTY TRANSACTIONS

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Since January 2006, these companies have a common director with the Company.  During the nine months ended September 30, 2010, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $185,220 (September 30, 2009 - $227,677) and exploration costs totaling $1,868,537 (September 30, 2009 - $2,428,063) under the Field Services Agreement.

The Company had previously entered into an option agreement with Cascabel for a portion of the Salemex property.  The Company is in the process of providing termination notice to Cascabel, but under the terms of the option agreement, it is still obligated to make an option payment of US$150,000 in November 2010 to Cascabel.

The Company was a party to an office services agreement with Platinum Group Metals Ltd., a company with three common directors.  Although the agreement was terminated with effect at December 31, 2009, transitional office services were provided under the agreement as the Company moved to new offices.  During the nine months ended September 30, 2010, the Company paid Platinum Group Metals Ltd. $19,500 as transitional service fees under the expired office service agreement (September 30, 2009 - $102,014).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

14.

COMMITMENTS

The Company’s minimum payments under its five year office lease agreement are as follows:

2010	37,966
2011	156,209
2012	156,209
2013	160,556
2014	160,556
$ 671,496

MAG SILVER CORP.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (Unaudited)

15.

SUBSEQUENT EVENTS

Subsequent to September 30, 2010, the Company:

a)  Issued 195,000 common shares pursuant to the exercise of stock options between $1.00 and $5.36 per share for aggregate proceeds of $665,600;

b)  Granted 611,785 stock options under the Company’s Plan to directors, officers, and employees, exercisable at $9.92 per share, with a term of five years, and vesting one-third immediately, one-third after 12 months from the date of grant and one-third after 24 months from the date of grant; and,

c) Agreed to enter into an option agreement to earn a 100% interest in two additional mining concessions adjacent to the Cinco de Mayo property. The Company is to pay US$20,000 upon executing the agreement, and to earn its 100% interest the Company is required to pay an additional US$90,000 for these mining concessions, in stages through 2014.